					Exhibit 12.1
PUGET ENERGY
STATEMENT SETTING FORTH COMPUTATIONS OF RATIOS OF
EARNINGS TO FIXED CHARGES
(Dollars in Thousands)

	12 Months
	Ended	Years Ended
	March 31,	December 31,
	2017	2016	2015	2014	2013	2012
Earnings Available For Fixed Charges:
Pre-tax income:
Income from continuing operations before income taxes	$441,045	$453,103	$332,954	$228,820	$408,136	$378,546
AFUDC - equity	(12,183)	(12,576)	(9,325)	(7,002)	(15,930)	(25,469)
AFUDC - debt	(9,121)	(9,304)	(7,575)	(5,611)	(11,261)	(22,216)
Total	$419,741	$431,223	$316,054	$216,207	$380,945	$330,861
Fixed charges:
Interest expense	$354,908	$355,139	$356,696	$367,308	$392,264	$392,216
Other interest	12,183	12,576	9,325	7,002	15,930	25,469
Portion of rentals representative of the interest factor (a)	8,248	8,061	8,980	10,732	10,257	10,251
Total	$375,339	$375,776	$375,001	$385,042	$418,451	$427,936
Earnings available for combined fixed charges	$795,080	$806,999	$691,055	$601,249	$799,396	$758,797

Ratio of Earnings to Fixed Charges	2.12x	2.15x	1.84x	1.56x	1.91x	1.77x

(a) Represents interest portion of rents estimated at 33 1/3 percent.